centrica

082-04578

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	17 July, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	3 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

PROCESSED
JUL 25 2008
THOMSON REUTERS

SUPPL

[redacted]

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RECEIVED 2008 JUL 22 A 8:03

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Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

17 July 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Centrica plc
17 July 2008

Centrica plc non-executive director declaration

Centrica plc announces that Paul Rayner, one of its non-executive directors, has been appointed as a non-executive director of Qantas Airways Limited with effect from 16 July 2008.

This disclosure is made pursuant to paragraph 9.6.14R of the Listing Rules.

Enquiries:

Centrica Investor Relations:	01753 494900
Centrica Media Relations:	0845 072 8001

END